Exhibit 99.1

Ferrari N.V.

Interim Report
At and for the three months ended March 31, 2020
____________________________________________________________________________________________________

1

BOARD OF DIRECTORS

Executive Chairman

John Elkann

Chief Executive Officer

Louis C. Camilleri

Vice Chairman

Piero Ferrari

Directors

Delphine Arnault
Francesca Bellettini
Roberto Cingolani
Eddy Cue
Sergio Duca
John Galantic
Maria Patrizia Grieco
Adam Keswick

INDEPENDENT AUDITORS

EY S.p.A.

CERTAIN DEFINED TERMS

        In this report (the “Interim Report”) , unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require.

INTRODUCTION

        The Interim Condensed Consolidated Financial Statements at and for the three months ended March 31, 2020 (the “Interim Condensed Consolidated Financial Statements”) included in this Interim Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as endorsed by the European Union, and in particular, in compliance with IAS 34 - Interim Financial Reporting. The accounting principles applied are consistent with those used for the preparation of the annual consolidated financial statements at and for the year ended December 31, 2019 (the “Annual Consolidated Financial Statements”), except as otherwise stated in “New standards and amendments effective from January 1, 2020” in the notes to the Interim Condensed Consolidated Financial Statements.

        The Group’s financial information in this Interim Report is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars” and “$” refer to the currency of the United States of America (the “United States”).

        Certain totals in the tables included in this Interim Report may not add due to rounding.

        The financial data in “Results of Operations” is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in thousands of Euro.

        This Interim Report is unaudited.

FORWARD-LOOKING STATEMENTS
        Statements contained in this report, particularly those regarding our possible or assumed future performance are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of Ferrari with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, without limitation:

•our ability to preserve and enhance the value of the Ferrari brand;
•the success of our Formula 1 racing team and the expenses we incur for our Formula 1 activities, the impact of the application of the new Formula 1 regulations (both financial and technical) progressively coming into effect from 2021, the uncertainty of the sponsorship and commercial revenues we generate from our participation in the Formula 1 World Championship as a result of the impact of the COVID-19 pandemic, as well as the popularity of Formula 1 more broadly;
•our ability to keep up with advances in high performance car technology and to make appealing designs for our new models;
•our ability to preserve our relationship with the automobile collector and enthusiast community;
•changes in client preferences and automotive trends;
•changes in the general economic environment, including changes in some of the markets in which we operate, and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile;
•competition in the luxury performance automobile industry;
•our ability to successfully carry out our growth strategy and, particularly, our ability to grow our presence in growth and emerging market countries;
•the effects of Brexit;
•our low volume strategy;
•reliance upon a number of key members of executive management and employees, and the ability of our current management team to operate and manage effectively;
•the performance of our dealer network on which we depend for sales and services;
•increases in costs, disruptions of supply or shortages of components and raw materials;
•disruptions at our manufacturing facilities in Maranello and Modena;
•the effects of the evolution of and response to the COVID-19 pandemic;
•the performance of our licensees for Ferrari-branded products;
•our ability to protect our intellectual property rights and to avoid infringing on the intellectual property rights of others;
•the ability of Maserati, our engine customer, to sell its planned volume of cars;
•our continued compliance with customs regulations of various jurisdictions;
•the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to our products;
•the challenges and costs of integrating hybrid and electric technology more broadly into our car portfolio over time;
•product recalls, liability claims and product warranties;
•the adequacy of our insurance coverage to protect us against potential losses;

•our ability to ensure that our employees, agents and representatives comply with applicable law and regulations;
•our ability to maintain the functional and efficient operation of our information technology systems, including our ability to defend from the risk of cyberattacks, including on our in-vehicle technology;
•our ability to service and refinance our debt;
•our ability to provide or arrange for adequate access to financing for our dealers and clients, and associated risks;
•labor relations and collective bargaining agreements;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate, including possible future bans of combustion engine cars in cities and the potential advent of self-driving technology;
•potential conflicts of interest due to director and officer overlaps with our largest shareholders; and
•other factors discussed elsewhere in this document.

        We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Highlights
Consolidated Income Statement Data

	For the three months ended March 31,
	2020	2019
	(€ million, except per share data)
Net revenues	932	940
EBIT	220	232
Profit before taxes	207	225
Net profit	166	180
Net profit attributable to:
Owners of the parent	166	178
Non-controlling interests	—	2
Basic earnings per common share (in Euro) (1)	0.90	0.95
Diluted earnings per common share (in Euro) (1)	0.90	0.95
_____________________________
(1) See Note 13 “Earnings per Share” to the Interim Condensed Consolidated Financial Statements for the calculation of basic and diluted earnings per common share.

Consolidated Statement of Financial Position Data

	At March 31,	At December 31,
	2020	2019
	(€ million)
Cash and cash equivalents	880	898
Total assets	5,568	5,446
Debt	2,141	2,090
Total equity	1,536	1,487
Equity attributable to owners of the parent	1,530	1,481
Non-controlling interests	6	6
Share capital	3	3
Common shares issued and outstanding (in thousands of shares)	184,748	185,283

Other Statistical Information
Shipments (1)

(Number of cars and % of total cars)	For the three months ended March 31,
	2020	%	2019	%
EMEA
Germany	382	14.0%	221	8.5%
UK	352	12.9%	289	11.1%
Italy	184	6.7%	152	5.8%
Switzerland	140	5.1%	96	3.7%
France	112	4.1%	113	4.3%
Middle East (2)	73	2.7%	72	2.8%
Other EMEA (3)	273	9.9%	266	10.2%
Total EMEA	1,516	55.4%	1,209	46.4%
Americas (4)	750	27.4%	720	27.6%
Mainland China, Hong Kong and Taiwan	37	1.3%	328	12.6%
Rest of APAC (5)	435	15.9%	353	13.4%
Total	2,738	100.0%	2,610	100.0%
_____________________________
(1) Excluding the XX Programme, racing cars, Fuori Serie, one-off and pre-owned cars.
(2)  Middle East mainly includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(3)  Other EMEA includes Africa and the other European markets not separately identified.
(4) Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(5) Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia.

Average number of employees for the period

	For the three months ended March 31,
	2020	2019
Average number of employees for the period	4,392	4,040

COVID-19 Pandemic Update

The global spread of COVID-19 (“COVID-19”), a virus causing potentially deadly respiratory tract infections, which was declared a global pandemic by the World Health Organization in March 2020, has led to governments around the world mandating increasingly restrictive measures to contain the pandemic, including social distancing, quarantine, “shelter in place” or similar orders, travel restrictions and suspension of non-essential business activities. The main impacts on Ferrari during the first quarter of 2020 include the following:

•Deliveries were suspended due to restrictions on dealer activities or the inability of customers to collect their cars, primarily in Europe, near the end of March 2020.
•With the safety and well-being of Ferrari employees in mind, production was suspended from March 14 and gradually restarted from May 4, with full production expected by May 8. Ferrari decided to continue paying all employees and not accede to any of the government’s aid programs for the whole suspension period. Prior to suspending production, Ferrari started to experience limited supply chain constraints.
•The start of the 2020 Formula 1 World Championship has been postponed and there is uncertainty regarding the number and format of Grand Prix races that will take place in 2020. This impacted our results in the first quarter as we have accrued sponsorship and commercial revenues based on the estimated number of races that will take place for the 2020 season, which is expected to be significantly less than the 2019 season.
•Brand activities were also adversely impacted as a result of the closure of Ferrari stores and museums.
•There were no significant effects on the valuation of assets or liabilities and no increases in allowances for credit losses as of March 31, 2020. Moreover, no material impairment indicators were identified and there were no changes in accounting judgments or other significant accounting impacts relating to COVID-19.
•No significant changes occurred in controls that materially affect internal control over financial reporting.
•Although production and certain other activities were suspended (i.e. Formula 1, stores, museums), the Group has been able to continue many other key business activities and functions through remote working arrangements.

The future impacts of COVID-19 on Ferrari’s results of operations and financial condition will depend on ongoing developments in relation to the pandemic, including the success of containment measures and other actions taken by governments around the world, as well as the overall condition and outlook of the global economy. Significant uncertainty remains, especially in relation to Ferrari’s Formula 1 and brand activities, and the situation is evolving continuously. As further described under “We are subject to risks related to the future evolution of and response to the coronavirus COVID-19 pandemic that may materially and adversely affect our business” Ferrari’s performance will continue to be negatively affected, particularly in the second quarter of 2020 and possibly beyond. For the entire month of April our production remained suspended. The closure and reopening of Ferrari dealerships have varied, as lockdowns and other restrictions, and the gradual easing of those measures, have been implemented to varying degrees from country to country. To date, less than 50% of Ferrari dealerships are open for business or planning to be open in the coming days. Those dealers that are closed are expected to begin opening gradually as national, regional or state lockdowns and containment policies are lifted. The waiting list for cars continues to extend beyond 12 months on average and the Group is focused on maintaining a robust order book going forward. The Group expects that a significantly reduced number of Formula 1 races will be held in 2020 and that brand activities will recover slowly towards pre-pandemic levels. Ferrari will seek to partially recover the effects of the COVID-19-related suspension of business activities in the second half of 2020. To mitigate potential liquidity or refinancing risks in the foreseeable future, the Group is focused on increasing its amount of available liquidity, including through new committed credit lines (additional committed credit lines for an aggregate of €350 million were secured in April 2020, doubling the total committed credit lines available and undrawn to €700 million as compared to March 31, 2020). Additionally, the Group elected to temporarily suspend its share repurchase program effective from March 30. Furthermore, we are taking actions to contain SG&A, R&D and capital expenditure in the remainder of 2020, while ensuring that those projects that are considered important for the continuing success of Ferrari and its future development have been maintained. Management is continuously monitoring the evolution of COVID-19 as information becomes available as well as the related effects on the financial position and results of operations of the Group.

To protect the health and well-being of its workforce, and its customers, as Ferrari returns to business operations, and for the foreseeable future, the Company will implement its “Back on Track” program, which was developed in partnership with several virologists and other medical experts to ensure the highest level of safety for Ferrari employees, their families, Ferrari customers and suppliers and the greater community at large. The program includes the following measures:

•full implementation of the Italian government’s ‘Protocol for the regulation of measures to combat and contain the spread of the COVID-19 virus in the workplace’, with additional measures to strengthen and customize the protocol with the support of specialists who have expert knowledge of Ferrari’s work environment;

•voluntary screening of Ferrari employees with blood tests to check their state of health in relation to the virus (service also available to the employees’ household as well as staff of suppliers present on the Company’s premises);
•offering to all Ferrari workers the opportunity to use a special App to receive medical support in monitoring the symptoms of the virus;
•providing health and psychological assistance service to staff and special support to any employee who tests positive for COVID-19 (including free insurance coverage, accommodation for self-isolation, medical and nursing services and supply of required medical equipment such as medicines, oximeters and, in case of emergency, oxygen);
•the launch of an “Installation Lap” phase, which includes several days of safety training (primarily for employees involved in the resumption of production from May 4) and the provision of personal protective equipment for employees, as well as the implementation of checks at workstation entrances and rules for sharing common areas.

In response to the healthcare crisis caused by the COVID-19 pandemic and to support the communities in which Ferrari operates, Ferrari has commenced activities to produce respirator valves and fittings for protective masks, and has also agreed to fund various initiatives in the region to help those in need during the COVID-19 emergency, with the first activities concentrating on Ferrari's local communities in the province of Modena. Aid to the different towns were coordinated directly with the local authorities and include the following, among others:

•the purchase and distribution of ventilators, respiratory equipment, medically certified masks and other medical supplies;
•the purchase of COVID-19 test kits and equipment for the Policlinico di Modena and the hospitals of Baggiovara and Sassuolo;
•the donation of emergency medical service vehicles for the local health service;
•the purchase of computer equipment for schools, including notebooks, tablets and portable modems. All of the IT equipment will remain with the schools;
•the purchase and distribution of food in Maranello;
•Ferrari, together with other companies, contributed to the sourcing and purchasing of 210 ventilators, alongside other medical equipment from various overseas suppliers, providing for their immediate air transport to Italy.

Further initiatives will be confirmed in the region over the coming weeks. The overall fund is almost €2 million and was generated thanks to the Chairman, the CEO and Board of Directors pledging their full compensation from April to the end of the year, with the Senior Management Team donating 25% of their salaries for the same period.

Ferrari has also launched a collaborative fundraising initiative together with its Cavalcade clients to support the medical staff and health system of Ferrari's surrounding communities, with Ferrari matching every donation made.

Non-GAAP Financial Measures
        We monitor and evaluate our operating and financial performance using several non-GAAP financial measures including: EBITDA, Adjusted EBITDA, Adjusted EBIT, Adjusted Net Profit, Adjusted Basic and Diluted Earnings per Common Share, Net Debt, Net Industrial Debt, Free Cash Flow and Free Cash Flow from Industrial Activities, as well as a number of financial metrics measured on a constant currency basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and our ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.
EBITDA and Adjusted EBITDA
        EBITDA is defined as net profit before income tax expense, net financial expenses and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. EBITDA is presented by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. Adjusted EBITDA is presented to demonstrate how the underlying business has performed prior to the impact of the adjustments, which may obscure the underlying performance and impair comparability of results between periods.
        The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three months ended March 31, 2020 and 2019, and provides a reconciliation of these non-GAAP measures to net profit. There were no adjustments impacting Adjusted EBITDA for the periods presented.

	For the three months ended March 31,
	2020	2019
	(€ million)
Net profit	166	180
Income tax expense	41	45
Net financial expenses	13	7
Amortization and depreciation	97	79
EBITDA and Adjusted EBITDA	317	311

Adjusted EBIT
        Adjusted EBIT represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure the underlying performance and impair comparability of results between the periods.
        The following table sets forth the calculation of Adjusted EBIT for the three months ended March 31, 2020 and 2019. There were no adjustments impacting Adjusted EBIT for the periods presented.

	For the three months ended March 31,
	2020	2019
	(€ million)
EBIT and Adjusted EBIT	220	232

Adjusted Net Profit
        Adjusted Net Profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure the underlying performance and impair comparability of results between the periods.
        The following table sets forth the calculation of Adjusted Net Profit for the three months ended March 31, 2020 and 2019. There were no adjustments impacting Adjusted Net Profit for the periods presented.

	For the three months ended March 31,
	2020	2019
	(€ million)
Net profit and Adjusted Net Profit	166	180

Adjusted Basic and Diluted Earnings per Common Share

        Adjusted Basic and Diluted Earnings per Common Share represents earnings per share, as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure the underlying performance and impair comparability of results between the periods.

        The following table sets forth the calculation of Adjusted Basic and Diluted Earnings per Common Share for the three months ended March 31, 2020 and 2019. There were no adjustments impacting Adjusted Basic and Diluted Earnings per Common Share for the periods presented.

		For the three months ended March 31,
		2020	2019
Net profit attributable to owners of the Company	€ million	166	178
Adjusted net profit attributable to owners of the Company	€ million	166	178
Weighted average number of common shares for basic earnings per common share	thousand	184,982	187,680
Adjusted basic earnings per common share		€0.90	0.95
Weighted average number of common shares(1) for diluted earnings per common share	thousand	185,578	188,478
Adjusted diluted earnings per common share		€0.90	0.95

(1) For the three months ended March 31, 2020 and 2019 the weighted average number of common shares for diluted earnings per common share was increased to take into consideration the theoretical effect of the potential common shares that would be issued under the equity incentive plans.

Net Debt and Net Industrial Debt

        Due to different sources of cash flows used for the repayment of debt between industrial activities and financial services activities, and the different business structure and leverage implications, Net Industrial Debt, together with Net Debt, are the primary measures used by us to analyze our capital structure and financial leverage. We believe the presentation of Net Industrial Debt aids management and investors in their analysis of the Group’s financial position and financial performance and to compare the Group's financial position and financial performance with that of other companies. Net Industrial Debt is defined as total debt less total cash and cash equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).

        The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at March 31, 2020 and December 31, 2019.

	At March 31,	At December 31,
	2020	2019
	(€ million)
Cash and cash equivalents	880	898
Debt	(2,141)	(2,090)
Net Debt (A)	(1,261)	(1,192)
Net Debt of Financial Services Activities (B)	(860)	(855)
Net Industrial Debt (A-B)	(401)	(337)

Free Cash Flow and Free Cash Flow from Industrial Activities

        Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group’s financial performance and to compare the Group’s financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases) and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities). Prior to the first quarter of 2020, we defined Free Cash Flow and Free Cash Flow from Industrial Activities without excluding from investments in property, plant and equipment the right-of-use assets recognized during the period in accordance with IFRS 16 - Leases. Applying the current definition of Free Cash Flow and Free Cash Flow from Industrial Activities to the three months ended March 31, 2019 would result in an immaterial difference compared to the figures presented below.

        The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the three months ended March 31, 2020 and 2019.

	For the three months ended March 31,
	2020	2019
	(€ million)
Cash flows from operating activities	263	384
Investments in property, plant and equipment and intangible assets	(174)	(135)
Free Cash Flow	89	249
Free Cash Flow from Financial Services Activities	16	(33)
Free Cash Flow from Industrial Activities	73	282

Constant Currency Information

        The “Results of Operations” discussion below includes information about our net revenues on a constant currency basis, which eliminates the effects of foreign currency translation from our subsidiaries with functional currencies other than Euro, as well as the effects of foreign currency transaction impact and foreign currency hedging. We use this information to assess how the underlying revenues changed independent of fluctuations in foreign currency exchange rates and hedging. We calculate constant currency by (i) applying the prior-period average foreign currency exchange rates to translate current period revenues of foreign subsidiaries expressed in local functional currency other than Euro, (ii) applying the prior-period average foreign currency exchange rates to current period revenues originated in a currency other than the functional currency of the applicable entity, and (iii) eliminating the variances of any foreign currency hedging (see Note 5 “Other Information” to the Interim Condensed Consolidated Financial Statements, included in this Interim Report, for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that revenues excluding the impact of currency fluctuations and the impacts of hedging provide additional useful information to investors regarding the operating performance on a local currency basis.

Results of Operations
Three months ended March 31, 2020 compared to three months ended March 31, 2019
        The following is a discussion of the results of operations for the three months ended March 31, 2020 compared to the three months ended March 31, 2019. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate period-to-period comparisons.

	For the three months ended March 31,
	2020	Percentage of net revenues	2019	Percentage of net revenues
	(€ million, except percentages)
Net revenues	932	100.0%	940	100.0%
Cost of sales	451	48.4%	461	49.1%
Selling, general and administrative costs	79	8.5%	69	7.3%
Research and development costs	181	19.4%	185	19.7%
Other expenses/(income), net	2	0.2%	(6)	(0.7)%
Result from investments	1	0.1%	1	0.1%
EBIT	220	23.6%	232	24.7%
Net financial expenses	13	1.4%	7	0.7%
Profit before taxes	207	22.2%	225	24.0%
Income tax expense	41	4.4%	45	4.8%
Net profit	166	17.8%	180	19.2%

Net revenues

	For the three months ended March 31,				Increase/(Decrease)
	2020	Percentage of net revenues	2019	Percentage of net revenues	2020 vs. 2019
	(€ million, except percentages)
Cars and spare parts (1)	788	84.6%	735	78.1%	53	7.3%
Engines (2)	33	3.5%	58	6.2%	(25)	(44.2)%
Sponsorship, commercial and brand (3)	89	9.6%	128	13.6%	(39)	(30.0)%
Other (4)	22	2.3%	19	2.1%	3	14.0%
Total net revenues	932	100.0%	940	100.0%	(8)	(0.8)%
_____________________________
(1)Includes net revenues generated from shipments of our cars, including any personalization net revenues generated on cars, as well as sales of spare parts.
(2)Includes net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams.
(3)Includes net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.
(4)Primarily relates to financial services activities and management of the Mugello racetrack.

        Net revenues for the three months ended March 31, 2020 were €932 million, a decrease of €8 million, or 0.8 percent (a decrease of 2.7 percent on a constant currency basis), from €940 million for the three months ended March 31, 2019.

The change in net revenues was attributable to the combination of (i) a €53 million increase in cars and spare parts, (ii) a €25 million decrease in engines, (iii) a €39 million decrease in sponsorship, commercial and brand, and (iv) a €3 million increase in other net revenues.

Cars and spare parts
        Net revenues generated from cars and spare parts were €788 million for the three months ended March 31, 2020, an increase of €53 million, or 7.3 percent, from €735 million for the three months ended March 31, 2019.

        The €53 million increase in net revenues was composed of: (i) a €90 million increase in EMEA, (ii) a €41 million increase in Americas and (iii) a €31 million increase in Rest of APAC, partially offset by (iv) a €109 million decrease in Mainland China, Hong Kong and Taiwan.

The increase in net revenues was supported by a 4.9 percent increase in shipments, composed of: (i) an increase in EMEA of 25.4 percent, (ii) an increase in Rest of APAC of 23.2 percent, and (iii) an increase in Americas of 4.2 percent, partially offset by (iv) a decrease in Mainland China, Hong Kong and Taiwan of 88.7 percent as a result of the decision to deliberately accelerate client deliveries in the first half of 2019 in advance of new emissions regulations.

The increase in net revenues reflected the overall positive volume impact and the contribution from the Ferrari Monza SP1 and SP2, as well as from our personalization programs and the positive foreign currency impact, partially offset by lower shipments of the FXX-K EVO. In particular, the 4.9 percent increase in total shipments (corresponding to 128 cars) comprised a 5.7 percent increase in V8 models and a 2.4 percent increase in V12 models. The increase in shipments was mainly driven by the 488 Pista and 488 Pista Spider, as well as the ramp up of the F8 Tributo Spider, partially offset by the 488 GTB and 488 Spider, which concluded their lifecycle in 2019. Shipments in the first quarter of 2020 were impacted by a few days of suspended deliveries due to the COVID-19 pandemic.

Engines
        Net revenues generated from engines were €33 million for the three months ended March 31, 2020, a decrease of €25 million, or 44.2 percent, from €58 million for the three months ended March 31, 2019. The €25 million decrease was mainly attributable to lower shipments of engines to Maserati.

Sponsorship, commercial and brand

        Net revenues generated from sponsorship, commercial agreements and brand management activities were €89 million for the three months ended March 31, 2020, a decrease of €39 million, or 30.0 percent, from €128 million for the three months ended March 31, 2019. The decrease was primarily attributable to the impacts of COVID-19, including the temporary suspension of the Formula 1 season resulting in a reduced number of Formula 1 races and corresponding lower revenue accrual in the first quarter, as well as reduced in-store traffic and museum visitors.

Cost of sales

	For the three months ended March 31,				Increase/(Decrease)
	2020	Percentage of net revenues	2019	Percentage of net revenues	2020 vs. 2019
	(€ million, except percentages)
Cost of sales	451	48.4%	461	49.1%	(10)	(2.3)%

        Cost of sales for the three months ended March 31, 2020 was €451 million, a decrease of €10 million, or 2.3 percent, from €461 million for the three months ended March 31, 2019. As a percentage of net revenues, cost of sales was 48.4 percent for the three months ended March 31, 2020 compared to 49.1 percent for the three months ended March 31, 2019.
        The decrease in cost of sales was primarily attributable to lower engine volumes produced for Maserati, partially offset by an increase in car volumes and higher depreciation.

Selling, general and administrative costs

	For the three months ended March 31,				Increase/(Decrease)
	2020	Percentage of net revenues	2019	Percentage of net revenues	2020 vs. 2019
	(€ million, except percentages)
Selling, general and administrative costs	79	8.5%	69	7.3%	10	15.0%

        Selling, general and administrative costs for the three months ended March 31, 2020 were €79 million, an increase of €10 million, or 15.0 percent, from €69 million for the three months ended March 31, 2019. As a percentage of net revenues, selling, general and administrative costs were 8.5 percent for the three months ended March 31, 2020 compared to 7.3 percent for the three months ended March 31, 2019.

        The increase in selling, general and administrative costs was primarily attributable to the increase in staffing throughout 2019 and marketing investments in the early part of the first quarter of 2020.

Research and development costs

	For the three months ended March 31,				Increase/(Decrease)
	2020	Percentage of net revenues	2019	Percentage of net revenues	2020 vs. 2019
	(€ million, except percentages)
Research and development costs expensed during the period	140	15.0%	154	16.4%	(14)	(9.4)%
Amortization of capitalized development costs	41	4.4%	31	3.3%	10	35.5%
Research and development costs	181	19.4%	185	19.7%	(4)	(1.9)%

        Research and development costs for the three months ended March 31, 2020 were €181 million, a decrease of €4 million, or 1.9 percent, from €185 million for the three months ended March 31, 2019. As a percentage of net revenues, research and development costs were 19.4 percent for the three months ended March 31, 2020 compared to 19.7 percent for the three months ended March 31, 2019.

        The decrease of €4 million in research and development costs during the period was primarily attributable to lower research and development costs expensed during the period, including the effects of technology incentives recognized in the first quarter of 2020, partially offset by an increase in amortization of capitalized development costs.

Other expenses/(income), net

	For the three months ended March 31,		Increase/(Decrease)
	2020	2019	2020 vs. 2019
	(€ million, except percentages)
Other expenses/(income), net	2	(6)	8	(133.1)%

        Other expenses, net for the three months ended March 31, 2020 included other expenses of €3 million, mainly related to provisions, indirect taxes and other miscellaneous expenses partially offset by other income of €1 million, mainly related to other miscellaneous income.
        Other income, net for the three months ended March 31, 2019 included other income of €11 million, mainly related to a change in estimate of the risk and related provision associated with a legal dispute, based on developments during the period, as well as other miscellaneous income, partially offset by other expenses of €5 million, mainly related to provisions, indirect taxes and other miscellaneous expenses.

EBIT

	For the three months ended March 31,				Increase/(Decrease)
	2020	Percentage of net revenues	2019	Percentage of net revenues	2020 vs. 2019
	(€ million, except percentages)
EBIT	220	23.6%	232	24.7%	(12)	(5.2)%

        EBIT for the three months ended March 31, 2020 was €220 million, a decrease of €12 million, or 5.2 percent, from €232 million for the three months ended March 31, 2019.

The decrease in EBIT was primarily attributable to the combined effects of (i) positive volume impact of €12 million, (ii) positive product mix and price impact of €37 million, (iii) a decrease in research and development costs of €4 million, (iv) an increase in selling, general and administrative costs of €10 million, (v) negative contribution of €50 million due to lower engine sales to Maserati, the impacts of COVID-19 on the Formula 1 racing calendar and lower traffic for brand related activities, as well as a favorable reassessment of a legal dispute in the first quarter of 2019, (vi) an increase in industrial costs of €22 million including higher depreciation, and (vii) positive foreign currency exchange impact of €17 million (including foreign currency hedging instruments) primarily driven by the strengthening of the U.S. Dollar compared to the Euro. Industrial costs in the first quarter of 2020 include the full cost of employees’ paid days of absence during the COVID-19 production suspension.

The positive volume impact was attributable to an increase in shipments, driven by the 488 Pista and 488 Pista Spider, as well as the ramp up of the F8 Tributo, partially offset by the 488 GTB and the 488 Spider, which concluded their lifecycle in 2019. The positive product mix and price impact was primarily attributable to the Ferrari Monza SP1 and SP2, as well as our personalization programs, partially offset by lower shipments of the FXX K EVO.

Net financial expenses

	For the three months ended March 31,		Increase/(Decrease)
	2020	2019	2020 vs. 2019
	(€ million, except percentages)
Net financial expenses	13	7	6	94.8%

        Net financial expenses for the three months ended March 31, 2020 were €13 million compared to €7 million for the three months ended March 31, 2019.

        The increase in net financial expenses was primarily attributable to a decrease in the fair value of investments held by the Group of €3 million in the first quarter of 2020 and an increase in foreign exchange losses, including the net costs of hedging.

Income tax expense

	For the three months ended March 31,		Increase/(Decrease)
	2020	2019	2020 vs. 2019
	(€ million, except percentages)
Income tax expense	41	45	(4) (8.2)%
Income tax expense for the three months ended March 31, 2020 was €41 million compared to €45 million for the three months ended March 31, 2019. Income taxes for the three months ended March 31, 2020 and 2019 benefited from the application of the Patent Box tax regime. The decrease in income tax expense was primarily attributable to a decrease in profit before taxes.

        The effective tax rate net of IRAP was 17.6 percent for the three months ended March 31, 2020 compared to 17.3 percent for the three months ended March 31, 2019, (total effective tax rate of 20.0 percent for the three months ended March 31, 2020 and 2019).

Liquidity and Capital Resources

Liquidity Overview

        We require liquidity in order to fund our operations and meet our obligations. Short-term liquidity is required to purchase raw materials, parts and components for car production, as well as to fund selling, general, administrative, research and development, and other expenses. In addition to our general working capital and operational needs, we require cash for capital investments to support continuous product range renewal and expansion and, more recently, for research and development to transition our product portfolio to hybrid and electric technology. We also make investments for initiatives to enhance manufacturing efficiency, improve capacity, ensure environmental compliance and carry out maintenance activities. We fund our capital expenditure primarily with cash generated from our operating activities.

        We centrally manage our operating cash management, liquidity and cash flow requirements with the objective of ensuring efficient and effective management of our funds. We believe that our cash generation together with our available liquidity, including committed credit lines granted from primary financial institutions, will be sufficient to meet our obligations and fund our business and capital expenditures.

        See the “Net Debt and Net Industrial Debt” section below for additional details relating to our liquidity.

Cyclical Nature of Our Cash Flows

        Our working capital is subject to month to month fluctuations due to, among other things, production and sales volumes, our financial services activities, the timing of capital expenditure and tax payments. In particular, our inventory levels increase in the periods leading up to the launches of new models, during the phase out of existing models and at the end of the second quarter when our inventory levels are generally higher to support the summer plant shutdown. The impacts of the COVID-19 pandemic on our working capital were limited in the first quarter of 2020.

        We generally receive payment for cars between 30 and 40 days after the car is shipped (or earlier when financing schemes are available to our dealers or we sell invoices to a factor) while we generally pay most suppliers between 60 and 90 days after we receive the raw materials or components. Additionally, we also receive advance payments from our customers, mainly for our hypercars and limited edition cars (and starting in the first quarter of 2019, our Icona cars). We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines, however delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 45 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although we may warehouse cars in local markets for longer periods of time to ensure prompt deliveries in certain regions. As a result of the above, including the advances received from customers in certain models, we tend to receive payment for cars shipped before we are required to make payment for the raw material and components used in manufacturing the cars. Given the exceptional circumstances of the COVID-19 pandemic, we granted certain temporary, short-term, payment extensions to our dealer network during the first quarter of 2020; however our standard payment terms remain unchanged.

        Our investments for capital expenditure and research and development are, among other factors, influenced by the timing and number of new models launches. Our development costs, as well as our other investments in capital expenditure, generally peak in periods when we develop a significant number of new models to renew or expand our product range. Our research and development costs are also influenced by the timing of research costs for our Formula 1 activities, for which expenditure is generally higher in the first and last quarters of the year. We significantly increased our capital expenditure in 2019 and we expect our capital expenditure will continue to increase in 2020 to support the growth of our product range and to expand our production facilities in Maranello.

        The payment of income taxes also affects our working capital. We have typically paid our income taxes in two advances in the second and fourth quarters of the year, however, as a result of signing an agreement in September 2018 with the Italian Revenue Agency in relation to our application of the Patent Box tax regime for the years 2015 to 2019, our tax expense and therefore tax payments were significantly reduced in 2019 and we expect this to continue in 2020 as the Group is currently applying the Patent Box tax regime for the period from 2020 to 2024, in line with currently applicable tax regulations in Italy. See Note 12 “Income Tax Expense” to the Interim Condensed Consolidated Financial Statements for additional details related to the Patent Box tax regime in Italy.

Cash Flows

        The following table summarizes the cash flows from/(used in) operating, investing and financing activities for the three months ended March 31, 2020 and 2019. For additional details of our cash flows, see our Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report.

	For the three months ended March 31,
	2020	2019
	(€ million)
Cash and cash equivalents at beginning of the period	898	794
Cash flows from operating activities	263	384
Cash flows used in investing activities	(174)	(134)
Cash flows (used in)/from financing activities	(109)	14
Translation exchange differences	2	4
Total change in cash and cash equivalents	(18)	268
Cash and cash equivalents at end of the period	880	1,062

We utilized cash of €18 million for the three months ended March 31, 2020 compared to cash generation of €268 million for the three months ended March 31, 2019. The change in cash flows between the two periods was primarily driven by: (i) the advances collected in the first quarter of 2019 in relation to the Ferrari Monza SP1 and SP2, ahead of shipments, including for cars actually delivered in the first quarter of 2020; (ii) higher share repurchases in 2020, (iii) an increase in capital expenditures driven by the expansion of our activities, and (iv) lower net proceeds from debt of our financial services activities compared to the corresponding period in 2019.

        Operating Activities - Three Months Ended March 31, 2020

        Our cash flows from operating activities for the three months ended March 31, 2020 were €263 million, primarily the result of:

(i)profit before taxes of €207 million adjusted for €97 million for depreciation and amortization expense, €13 million related to net finance costs and net other non-cash expenses of €2 million (including provisions accrued and result from investments); and

(ii)€8 million related to cash generated from receivables from financing activities.

These cash inflows were partially offset by:

(i)€37 million related to cash absorbed from the net change in inventories, trade receivables and trade payables, driven by cash absorbed by trade payables of €46 million, in line with seasonality, and cash absorbed by trade receivables of €2 million, partially offset by cash generated from inventories of €11 million;

(ii)€13 million of cash absorbed related to the net change in other operating assets and liabilities, driven by the reversal of advances of the Ferrari Monza SP1 and SP2;

(iii)€12 million of net finance costs paid; and

(iv)€2 million of income taxes paid.

Operating Activities - Three Months Ended March 31, 2019

        Our cash flows from operating activities for the three months ended March 31, 2019 were €384 million, primarily the result of:

(i)profit before taxes of €225 million adjusted for €79 million for depreciation and amortization expense, €7 million related to net finance costs and other non-cash expenses of €10 million, partially offset by net provision releases of €5 million and result from investments of €1 million; and

(ii)€131 million of cash related to other net change in other operating assets and liabilities, primarily attributable to advances received for the Ferrari Monza SP1 and SP2.

These cash inflows were partially offset by:

(i)€31 million related to cash absorbed from the net change in inventories, trade receivables and trade payables, driven by (i) cash absorbed by trade receivables of €11 million, (ii) cash absorbed by inventories of €11 million and (iii) cash absorbed by trade payables of €9 million;

(ii)€19 million related to cash absorbed from receivables from financing activities, primarily attributable to an increase in the financial receivables portfolio;

(iii)€8 million of net finance costs paid; and

(iv)€4 million of income taxes paid.

        Investing Activities - Three Months Ended March 31, 2020
        For the three months ended March 31, 2020 our net cash used in investing activities was €174 million, primarily the result of:

(i)capital expenditures of €106 million for additions to property, plant and equipment and €68 million for additions to intangible assets, mainly related to externally acquired and internally generated development costs. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures.”

        Investing Activities - Three Months Ended March 31, 2019

        For the three months ended March 31, 2019 our net cash used in investing activities was €134 million, primarily the result of

(i)€68 million for additions to intangible assets, mainly related to externally acquired and internally generated development costs, and additions of €67 million to property, plant and equipment. These cash outflows were partially offset by proceeds from the disposal of property plant and equipment of €1 million. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures.”

        Financing Activities - Three Months Ended March 31, 2020

        For the three months ended March 31, 2020, net cash used in financing activities was €109 million, primarily the result of:

(i)€130 million paid to repurchase common shares under the Company’s share repurchase program;

(ii)€4 million in repayments of lease liabilities, and

(iii)€2 million related to the net change in other debt.

These cash outflows were partially offset by:

(i)€27 million of proceeds net of repayments related to our revolving securitization programs in the U.S.

        Financing Activities - Three Months Ended March 31, 2019

        For the three months ended March 31, 2019 net cash generated from financing activities was €14 million, primarily the result of:

(i)€43 million of proceeds net of repayments related to our revolving securitization programs in the U.S.; and

(ii)€23 million related to the net change in other debt.

These cash inflows were partially offset by:

(i)€51 million paid to repurchase common shares under the Company’s share repurchase program; and

(ii)€1 million related to the net change in lease liabilities.

Capital Expenditures

        Capital expenditures are defined as additions to property, plant and equipment (including right-of-use assets recognized in accordance with IFRS 16 - Leases) and intangible assets. Capital expenditures for the three months ended March 31, 2020 were €189 million and €135 million for the three months ended March 31, 2019.

        The following table sets forth a breakdown of capital expenditures by category for each of the three months ended March 31, 2020 and 2019:

	For the three months ended March 31,
	2020	2019
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	66	65
Patents, concessions and licenses	1	2
Other intangible assets	1	1
Total intangible assets	68	68
Property, plant and equipment
Industrial buildings	14	2
Plant, machinery and equipment	18	10
Other assets	4	2
Advances and assets under construction	85	53
Total property, plant and equipment	121	67
Total capital expenditures	189	135

Intangible assets

        Our total capital expenditures in intangible assets were €68 million for both the three months ended March 31, 2020 and 2019.

The most significant investments relate to externally acquired and internally generated development costs. In particular, we make such investments to support the development of our current and future product offering. The capitalized development costs primarily include materials and personnel costs relating to engineering, design and development activities focused on content enhancement of existing cars and new models, including to transition our product portfolio to hybrid technology. We constantly invest in product development to ensure we can quickly and efficiently respond to market demand and/or technological breakthroughs and in order to maintain our position at the top of the luxury performance sports car market.

        The increase in externally acquired and internally generated development costs reflects the broadening of our product range and our ongoing investments in hybrid technology, which are necessary to provide continuing performance upgrades to our sports car customers and to help us capture the preferences of the urban, affluent purchasers of GT cars whom we are increasingly targeting.

        For the three months ended March 31, 2020 we invested €66 million in externally acquired and internally generated development costs, of which €46 million related to the development of models to be launched in future years and €20 million primarily related to the development of our current product portfolio and components.

        For the three months ended March 31, 2019 we invested €65 million in externally acquired and internally generated development costs, of which €53 million related to the development of models to be launched in future years and €12 million primarily related to the development of our current product portfolio and components.

Property, plant and equipment

        Our total capital expenditures in property, plant and equipment were €121 million and €67 million for the three months ended March 31, 2020 and 2019, respectively.

        Our most significant investments generally relate to plant, machinery and equipment, which amounted to €18 million and €10 million for the three months ended March 31, 2020 and 2019, respectively, as well as advances and assets under construction, which amounted to €85 million and €53 million for the three months ended March 31, 2020 and 2019, respectively. Our main investments primarily related to industrial tools needed for the production of cars and investments in car production lines (including those for models to be launched in future years), as well as investments related to our personalization programs and engine assembly lines. The increase in advances and assets under construction reflects our focus on the hybridization and broadening of our product range and supporting future model launches, as well as our acquisition of tracts of land adjacent to our facilities in Maranello as part of our expansion plans.

        At March 31, 2020, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €98 million.

Net Debt and Net Industrial Debt

        Due to different sources of cash flows used for the repayment of debt between industrial activities and financial services activities, and the different business structure and leverage implications, Net Industrial Debt, together with Net Debt, are the primary measures used by us to analyze our capital structure and financial leverage. We believe the presentation of Net Industrial Debt aids management and investors in their analysis of the Group’s financial position and financial performance and to compare the Group's financial position and financial performance with that of other companies. Net Industrial Debt is defined as total debt less cash and cash equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).

The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at March 31, 2020 and December 31, 2019.

	At March 31,	At December 31,
	2020	2019
	(€ million)
Cash and cash equivalents	880	898
Total liquidity	880	898
Bonds and notes	(1,180)	(1,186)
Asset-backed financing (Securitizations)	(835)	(788)
Lease liabilities	(72)	(60)
Borrowings from banks	(33)	(33)
Other debt	(21)	(23)
Total debt	(2,141)	(2,090)
Net Debt (A)	(1,261)	(1,192)
Net Debt of Financial Services Activities (B)	(860)	(855)
Net Industrial Debt (A-B)	(401)	(337)

        For further details on total debt, see Note 23 “Debt” to the Interim Condensed Consolidated Financial Statements included elsewhere in this document.

Cash and cash equivalents

        Cash and cash equivalents amounted to €880 million at March 31, 2020 compared to €898 million at December 31, 2019.

        Approximately 75 percent of our cash and cash equivalents were denominated in Euro at March 31, 2020 (approximately 77 percent at December 31, 2019). Our cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China (including in foreign currencies), which amounted to €114 million at March 31, 2020 (€115 million at December 31, 2019), is subject to certain repatriation restrictions and may only be repatriated as dividends or capital distributions. We do not currently believe that such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements.

        The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented.

	At March 31,	At December 31,
	2020	2019
	(€ million)
Euro	662	690
Chinese Yuan	108	110
U.S. Dollar	86	63
Japanese Yen	9	12
Other currencies	15	23
Total	880	898

        Cash collected from the settlement of receivables or credit lines pledged as collateral under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €51 million at March 31, 2020 (€28 million at December 31, 2019).

        Total available liquidity

        Total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines) at March 31, 2020 was €1,230 million (€1,248 million at December 31, 2019).

        The following table summarizes our total available liquidity:

	At March 31,	At December 31,
	2020	2019
	(€ million)
Cash and cash equivalents	880	898
Undrawn committed credit lines	350	350
Total available liquidity	1,230	1,248

        The undrawn committed credit lines at March 31, 2020 relates to a revolving credit facility. For further details, see Note 23 “Debt” in the Interim Condensed Consolidated Financial Statements included elsewhere in this document.

In April 2020, additional committed credit lines of €350 million were secured, with tenors ranging from 18 to 24 months, therefore doubling our total committed credit lines available and undrawn to €700 million.

Free Cash Flow and Free Cash Flow from Industrial Activities

        Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group’s financial performance and to compare the Group’s financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases) and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities). Prior to the first quarter of 2020, we defined Free Cash Flow and Free Cash Flow from Industrial Activities without excluding from investments in property, plant and equipment the right-of-use assets recognized during the period in accordance with IFRS 16 - Leases. Applying the current definition of Free Cash Flow and Free Cash Flow from Industrial Activities to the three months ended March 31, 2019 would result in an immaterial difference compared to the figures presented below.

        The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the three months ended March 31, 2020 and 2019.

	For the three months ended March 31,
	2020	2019
	(€ million)
Cash flows from operating activities	263	384
Investments in property, plant and equipment and intangible assets	(174)	(135)
Free Cash Flow	89	249
Free Cash Flow from Financial Services Activities	16	(33)
Free Cash Flow from Industrial Activities	73	282

        Free Cash Flow for the three months ended March 31, 2020 was €89 million, a decrease of €160 million compared to €249 million for the three months ended March 31, 2019. For an explanation of the drivers in Free Cash Flow see “Cash Flows” above.

        Free Cash Flow from Industrial Activities for the three months ended March 31, 2020 was €73 million, a decrease of €209 million compared to €282 million for the three months ended March 31, 2019. The decrease in Free Cash Flow from Industrial Activities was primarily attributable to (i) changes in working capital, driven by the advances collected in the first quarter of 2019 in relation to the Ferrari Monza SP1 and SP2, ahead of shipments, including for cars actually delivered in the first quarter of 2020, and (ii) higher capital expenditures in 2020 compared to the corresponding period in 2019.

Risk Factors
We face a variety of risks and uncertainties in our business. For a description of such risks and uncertainties please see “Risk Factors” in the Group’s Annual Report and Form 20-F for the year ended December 31, 2019 filed with the AFM and the SEC on February 18, 2020, as well as the risk factor described below. All such risks factors should be read in conjunction with this Interim Report. Additional risks and uncertainties that we are unaware of, or that we currently believe to be immaterial, may also become important factors that affect us.
We are subject to risks related to the future evolution of and response to the coronavirus COVID-19 pandemic that may materially and adversely affect our business
The global spread of COVID-19, a virus causing potentially deadly respiratory tract infections, which was declared a global pandemic by the World Health Organization in March 2020, has led to governments around the world mandating increasingly restrictive measures to contain the pandemic, including social distancing, quarantine, “shelter in place” or similar orders, travel restrictions and suspension of non-essential business activities. Those measures, though temporary in nature, may continue for an extended period of time and intensify depending on developments in the COVID-19 pandemic, including potential subsequent waves of the outbreak. Beginning in mid-March 2020, we suspended production at our plants in Maranello and Modena, while implementing remote working arrangements for all non-manufacturing related activities. In line with the Italian government’s plan to ease restrictions on business activities, implemented as a result of the COVID-19 pandemic, Ferrari will gradually restart production at its Maranello and Modena plants on May 4, with full production expected by May 8. All business activities that are currently being performed through remote working arrangements will continue to operate in this manner.

In connection with the COVID-19 outbreak and related government measures, we are experiencing delays in shipments of cars due to restrictions on dealers’ activities or the inability of customers to take delivery of cars, and it is not currently known when dealers will reopen in the Group’s end markets, and what operating restrictions they will need to adopt. While production activities at our plants restarted in early May 2020, and although we have implemented several measures (including our “Back on Track” program) in an attempt to manage and mitigate the effects of the virus, we are unable to predict the ultimate impacts from COVID-19. For example, we may yet experience a new shutdown or slowdown of all or part of our manufacturing facilities, including in the event our employees are diagnosed with COVID-19 or our supply chains are disrupted, or in the event a second wave of disease leads to new government actions. Management time and resources may need to be spent on COVID-19-related matters, distracting from the implementation of the Group’s strategy. In addition, the prophylactic measures we will be required to adopt at our facilities may be costly and may affect production levels. Our suppliers, customers, dealers, franchisees and other contractual counterparties may be restricted or prevented from conducting business activities for indefinite or intermittent periods of time, including as a result of safety concerns, shutdowns, slowdowns, illness of such parties’ workforce and other actions and restrictions requested or mandated by governmental authorities. Any of the foregoing could limit customer demand or our capacity to meet customer demand and have a material adverse effect on our business, results from operations and financial condition.

Our brand activities across different jurisdictions have also been, and may continue to be, adversely impacted, due to the temporary closure of the Ferrari stores, museums and theme parks to comply with government orders, with an adverse impact on the Group’s revenues originating from such activities. The Formula 1 2020 World Championship is currently suspended due to the COVID-19 outbreak, and at present it is uncertain when races will resume. This has, and will continue to have an adverse effect on our sponsorship and commercial revenues from Formula 1 activities, as well as revenues from the rental of engines to other Formula 1 teams.
If people and goods are not allowed to circulate, or if circulation is significantly limited, our ability to achieve our business targets may be adversely affected. Additionally, if we are not able to reduce costs by the same proportion as any decreases in revenues caused by the COVID-19 pandemic, our margins will be negatively impacted.
The future impacts of the COVID-19 pandemic on our results of operations and financial condition will depend on ongoing developments in the pandemic, including the success of containment measures and other actions taken by governments around the world, as well as the overall condition and outlook of the global economy. While we are continuing to monitor and assess the evolution of the pandemic and its effects on both the macroeconomic scenario and the Group’s financial position and results of operations, significant uncertainty remains around the length and extent of the restrictions in the markets in which we operate. However, the effects on our business, results of operations, financial performance and cash flows may be material and adverse.

The COVID-19 pandemic may also exacerbate other risks disclosed in the “Risk Factors” section in the Group’s Annual Report and Form 20-F for the year ended December 31, 2019 filed with the AFM and the SEC on February 18, 2020, including, but not limited to, our competitiveness, demand for our products, shifting consumer preferences, exchange rate fluctuations, customers’ and dealers’ access to affordable financing, and credit market conditions affecting the availability of capital and financial resources.

Outlook

The Company revised its guidance for the full year 2020 as a result of the COVID-19 pandemic. As the progression of the pandemic and the constraints it entails cannot be easily anticipated, the revised guidance range is based on information currently available to management and has been necessarily calculated through the incorporation of a number of assumptions in respect of developments that are largely unknown and unpredictable. Several key assumptions and actions taken, are summarized below:

•The guidance range reflects different and partial recovery rates of production volumes lost during the COVID-19-related suspension, and alternative scenarios in respect of the evolution of the order book in 2020;
•A significant reduction in Formula 1 revenues reflecting the lower number of races estimated to take place during the 2020 season with many races expected to be held without fans present;
•Brand activities project a substantial reduction in turnover to reflect a slow recovery to pre-pandemic levels;
•SG&A and R&D spending reflect containment initiatives taken and prioritization based on medium-term impact analysis;
•Capital expenditures projected for 2020 reduced to approximately €750 million;
•Impact of the COVID-19 pandemic to primarily affect second quarter results;
•Due to significant uncertainties relating to a potential second wave of infections of COVID-19, such scenario was not considered.

Considering the above, the Group’s revised guidance for the year is as follows:

(€ billion, unless otherwise stated)	PREVIOUS GUIDANCE 2020	REVISED GUIDANCE 2020
NET REVENUES	>4.1	3.4 - 3.6
ADJUSTED EBITDA (margin %)	1.38 - 1.43 ≥ 34%	1.05 - 1.20 31% - 33%
ADJUSTED EBIT (margin %)	0.95 - 1.0 ~ 24%	0.6 - 0.8 18% - 22%
ADJUSTED DILUTED EPS (€)	3.90 - 3.95(1)	2.4 - 3.1(2)
INDUSTRIAL FREE CASH FLOW	≥ 0.4	0.1 - 0.2

(1) Calculated using the diluted number of common shares as of December 31, 2019 (186,052 thousand)
(2) Calculated using the weighted average diluted number of common shares as of March 31, 2020 (185,574 thousand)

FERRARI N.V.
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2020

FERRARI N.V.
INTERIM CONSOLIDATED INCOME STATEMENT
for the three months ended March 31, 2020 and 2019
(Unaudited)

		For the three months ended March 31,
	Note	2020	2019
		(€ thousand)
Net revenues	6	932,197	940,062
Cost of sales	7	450,812	461,607
Selling, general and administrative costs	8	79,003	68,673
Research and development costs	9	181,237	184,739
Other expenses/(income), net	10	2,130	(6,442)
Result from investments		1,276	968
EBIT		220,291	232,453
Net financial expenses	11	13,076	6,714
Profit before taxes		207,215	225,739
Income tax expense	12	41,443	45,148
Net profit		165,772	180,591
Net profit attributable to:
Owners of the parent		166,004	178,285
Non-controlling interests		(232)	2,306

Basic earnings per common share (in €)	13	0.90	0.95
Diluted earnings per common share (in €)	13	0.90	0.95

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three months ended March 31, 2020 and 2019
(Unaudited)

		For the three months ended March 31,
	Note	2020	2019
		(€ thousand)
Net profit		165,772	180,591
Items that may be reclassified to the consolidated income statement in subsequent periods:
Gains/(Losses) on cash flow hedging instruments	20	8,186	(14,516)
Exchange differences on translating foreign operations	20	2,711	3,307
Related tax impact	20	(2,521)	4,034
Total items that may be reclassified to the consolidated income statement in subsequent periods		8,376	(7,175)
Total other comprehensive income/(loss), net of tax	20	8,376	(7,175)
Total comprehensive income		174,148	173,416
Total comprehensive income/(loss) attributable to:
Owners of the parent		174,353	170,847
Non-controlling interests		(205)	2,569

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at March 31, 2020 and at December 31, 2019
(Unaudited)

	Note	At March 31, 2020	At December 31, 2019
		(€ thousand)
Assets
Goodwill		785,182	785,182
Intangible assets	14	858,010	837,938
Property, plant and equipment	15	1,140,055	1,069,652
Investments and other financial assets	16	36,816	38,716
Deferred tax assets		61,328	73,683
Total non-current assets		2,881,391	2,805,171
Inventories	17	403,975	420,051
Trade receivables	18	263,524	231,439
Receivables from financing activities	18	978,291	966,448
Current tax receivables	18	15,215	21,078
Other current assets	18	121,279	92,830
Current financial assets	19	23,878	11,409
Cash and cash equivalents		880,341	897,946
Total current assets		2,686,503	2,641,201
Total assets		5,567,894	5,446,372

Equity and liabilities
Equity attributable to owners of the parent		1,529,709	1,481,290
Non-controlling interests		5,793	5,998
Total equity	20	1,535,502	1,487,288

Employee benefits		65,051	88,116
Provisions	22	158,814	165,572
Deferred tax liabilities		91,715	82,208
Debt	23	2,141,632	2,089,737
Other liabilities	24	880,363	800,015
Other financial liabilities	19	20,597	14,791
Trade payables	25	664,239	711,539
Current tax payables		9,981	7,106
Total equity and liabilities		5,567,894	5,446,372

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
for the three months ended March 31, 2020 and 2019
(Unaudited)

	For the three months ended March 31,
	2020	2019
	(€ thousand)
Cash and cash equivalents at beginning of the period	897,946	793,664
Cash flows from operating activities:
Profit before taxes	207,215	225,739
Amortization and depreciation	96,578	78,409
Provision accruals	1,187	(4,713)
Result from investments	(1,276)	(968)
Net finance costs	13,076	6,714
Other non-cash expenses, net	467	9,473
Change in inventories	11,251	(10,529)
Change in trade receivables	(1,711)	(11,025)
Change in trade payables	(46,059)	(8,880)
Change in receivables from financing activities	8,361	(18,981)
Change in other operating assets and liabilities	(12,637)	131,278
Finance income received	795	1,834
Finance costs paid	(12,589)	(9,880)
Income tax paid	(1,568)	(4,059)
Total	263,090	384,412
Cash flows used in investing activities:
Investments in property, plant and equipment	(105,734)	(66,699)
Investments in intangible assets	(68,279)	(68,443)
Proceeds from the sale of property, plant and equipment and intangible assets	216	653
Total	(173,797)	(134,489)
Cash flows (used in)/from financing activities:
Proceeds from securitizations net of repayments	26,758	43,206
Repayments of lease liabilities	(3,379)	(1,143)
Net change in other debt	(2,151)	22,917
Share repurchases	(129,793)	(50,690)
Total	(108,565)	14,290
Translation exchange differences	1,667	4,518
Total change in cash and cash equivalents	(17,605)	268,731
Cash and cash equivalents at end of the period	880,341	1,062,395

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three months ended March 31, 2020 and 2019
(Unaudited)

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2018	2,504	1,319,478	(2,992)	37,850	(8,118)	1,348,722	5,117	1,353,839
Net profit	—	178,285	—	—	—	178,285	2,306	180,591
Other comprehensive (loss)/income	—	—	(10,482)	3,044	—	(7,438)	263	(7,175)
Share-based compensation	—	4,657	—	—	—	4,657	—	4,657
Share repurchases	—	(50,690)	—	—	—	(50,690)	—	(50,690)
At March 31, 2019	2,504	1,451,730	(13,474)	40,894	(8,118)	1,473,536	7,686	1,481,222

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2019	2,573	1,452,720	(4,654)	40,391	(9,740)	1,481,290	5,998	1,487,288
Net profit	—	166,004	—	—	—	166,004	(232)	165,772
Other comprehensive income	—	—	5,665	2,684	—	8,349	27	8,376
Share-based compensation	—	3,859	—	—	—	3,859	—	3,859
Share repurchases	—	(129,793)	—	—	—	(129,793)	—	(129,793)
At March 31, 2020	2,573	1,492,790	1,011	43,075	(9,740)	1,529,709	5,793	1,535,502

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. BACKGROUND AND BASIS OF PRESENTATION

Background

        Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 168 authorized dealers operating 188 points of sale. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 20 Ferrari-owned stores and 23 franchised stores (including 15 Ferrari Store Junior), as well as on the Group’s website. To facilitate the sale of new and pre-owned cars, the Group provides various forms of financing to clients and dealers, including through cooperation and other agreements. Ferrari also participates in the Formula 1 World Championship through Scuderia Ferrari. The activities of Scuderia Ferrari are the core element of Ferrari marketing and promotional activities and an important source of innovation supporting the technological advancement of Ferrari sport and street cars.

2. AUTHORIZATION OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

        These Interim Condensed Consolidated Financial Statements of Ferrari N.V. were authorized for issuance on May 4, 2020, and have been prepared in accordance with IAS 34 - Interim Financial Reporting. The Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2019 (the “Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as endorsed by the European Union. There are no material effects on these Interim Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The designation IFRS also includes International Accounting Standards (“IAS”) as well as the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”). The accounting policies adopted are consistent with those used at December 31, 2019, except as described in the section “New standards and amendments effective from January 1, 2020”.

3. BASIS OF PREPARATION FOR INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

        The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities as well as disclosures of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.

        Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual consolidated financial statements, when all the related information necessary is available, other than in the event that there are indications of impairment, in which case an immediate assessment is required. Similarly, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations or significant plan amendments, curtailments or settlements.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
New standards and amendments effective from January 1, 2020
The following new standards and amendments effective from January 1, 2020 were adopted by the Group.

Amendments to IFRS 3 – Business Combinations

The Group adopted narrow scope amendments to IFRS 3 - Business Combinations. The amendments aim to help companies determine whether an acquisition made is of a business or a group of assets, emphasizing that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others. There was no effect from the adoption of these amendments.

Amendments to IAS 1 - Presentation of Financial Statements and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors

The Group adopted amendments to IAS 1 - Presentation of Financial Statements and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors. The amendments clarify the definition of ‘material’, as well as how materiality should be applied by including in the definition guidance that is included elsewhere in IFRS standards. There was no effect from the adoption of these amendments.

Amendments to IFRS 9 - Financial Instruments, IAS 39 - Financial Instruments: Recognition and Measurement and IFRS 7 - Financial Instruments: Disclosures

The Group adopted amendments to IFRS 9 - Financial Instruments, IAS 39 - Financial Instruments: Recognition and Measurement and IFRS 7 - Financial Instruments: Disclosures, collectively the “Interest Rate Benchmark Reform”. These amendments modify certain hedge accounting requirements in order to provide relief from potential effects of the uncertainty caused by the interbank offered rates (IBOR) reform and require companies to provide additional information to investors about their hedging relationships that are directly affected by these uncertainties. There was no effect from the adoption of these amendments.

Review of the Conceptual Framework for Financial Reporting

The Group adopted the changes envisaged by the review of the Conceptual Framework for Financial Reporting, which applies to companies that use the Conceptual Framework to develop accounting policies when no IFRS standard applies to a particular transaction. Key changes include (i) increasing the prominence of stewardship in the objective of financial reporting; (ii) reinstating prudence as a component of neutrality, defined as the exercise of caution when making judgements under conditions of uncertainty; (iii) defining a reporting entity; (iv) revising the definitions of an asset and a liability; (v) removing the probability threshold for recognition, and adding guidance on derecognition; (vi) adding guidance on the information provided by different measurement bases, and explaining factors to consider when selecting a measurement basis; and (vii) stating that profit or loss is the primary performance indicator and income and expenses in other comprehensive income should be recycled where the relevance or faithful representation of the financial statements would be enhanced. There was no immediate effect from adoption, however the Group will apply the changes to develop accounting policies when no IFRS standard applies to a particular transaction in the future.

New standards, amendments and interpretations not yet effective

        The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2021 or subsequent years are listed below:

        In May 2017 the IASB issued IFRS 17 - Insurance Contracts which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued as well as guidance relating to reinsurance contracts held and investment contracts with discretionary participation features issued. IFRS 17 is effective on or after January 1, 2021 with early adoption allowed if IFRS 15 - Revenue from Contracts with Customers and IFRS 9 - Financial Instruments are also applied. The Group does not expect any impact from the adoption of this standard.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
In January 2020 the IASB issued amendments to IAS 1 - Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement ate and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2022. The Group does not expect any material impact from the adoption of these amendments.

Scope of consolidation

        There were no changes in the scope of consolidation for the periods presented in this Interim Report.

4. FINANCIAL RISK FACTORS

        The Group is exposed to various operational financial risks, including financial market risk (relating mainly to foreign currency exchange rates and interest rates) credit risk and liquidity risk. The Interim Condensed Consolidated Financial Statements do not include all the information and notes on financial risk management required in the annual consolidated financial statements. For a detailed description of the financial risk factors and financial risk management of the Group, reference should be made to Note 30 of the Consolidated Financial Statements at and for the year ended December 31, 2019.

Although there was no significant impacts from the coronavirus COVID-19 (“COVID-19”) pandemic on the Group’s exposure to financial risks or risk management procedures in the periods presented by the these Interim Condensed Consolidated Financial Statements, management is continuously monitoring the evolution of COVID-19 as information becomes available and the related effects on the financial position and results of operations of the Group.

To mitigate potential liquidity or refinancing risks in the foreseeable future, the Group is focused on increasing its amount of available liquidity, mainly through additional committed credit lines (an additional amount of €350 million was secured in April 2020, doubling the total committed credit lines available and undrawn to €700 million as compared to March 31, 2020).

5. OTHER INFORMATION
        The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2020		2019
	Average for the three months ended March 31,	At March 31,	Average for the three months ended March 31,	At March 31,	At December 31,
U.S. Dollar	1.1027	1.0956	1.1358	1.1235	1.1234
Pound Sterling	0.8623	0.8864	0.8725	0.8583	0.8508
Swiss Franc	1.0668	1.0585	1.1324	1.1181	1.0854
Japanese Yen	120.0973	118.9000	125.0835	124.4500	121.9400
Chinese Yuan	7.6956	7.7784	7.6635	7.5397	7.8205
Australian Dollar	1.6791	1.7967	1.5944	1.5821	1.5995
Canadian Dollar	1.4819	1.5617	1.5101	1.5000	1.4598
Singapore Dollar	1.5281	1.5633	1.5388	1.5214	1.5111
Hong Kong Dollar	8.5686	8.4945	8.9116	8.8195	8.7473

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
6. NET REVENUES
        Net revenues are as follows:

	For the three months ended March 31,
	2020	2019
	(€ thousand)
Revenues from:
Cars and spare parts	788,188	734,550
Engines	32,652	58,468
Sponsorship, commercial and brand	89,578	127,938
Other	21,779	19,106
Total net revenues	932,197	940,062

Other net revenues primarily relate to financial services activities and management of the Mugello racetrack.

7. COST OF SALES
        Cost of sales for the three months ended March 31, 2020 and 2019 amounted to €450,812 thousand and €461,607 thousand, respectively, consisting mainly of the cost of materials, components and labor related to the manufacturing and distribution of cars and spare parts, engines sold to Maserati and engines rented to other Formula 1 racing teams. The remaining costs mainly include depreciation, insurance and transportation costs. Cost of sales also includes warranty and product-related costs, which are estimated and recorded at the time of shipment.
        Interest and other financial expenses from financial services activities included within cost of sales for the three months ended March 31, 2020 and 2019 amounted to €13,480 thousand and €12,025 thousand, respectively.

8. SELLING, GENERAL AND ADMINISTRATIVE COSTS

        Selling costs for the three months ended March 31, 2020 and 2019 amounted to €38,623 thousand and €31,867 thousand, respectively, consisting mainly of costs for sales personnel, marketing and events, and retail stores. Marketing and events expenses consist primarily of costs in connection with trade and auto shows, media and client events for the launch of new models, as well as sponsorship and indirect marketing costs incurred through the Formula 1 racing team, Scuderia Ferrari.

        General and administrative costs for the three months ended March 31, 2020 and 2019 amounted to €40,380 thousand and €36,806 thousand, respectively, consisting mainly of administration and other general expenses that are not directly attributable to manufacturing, sales or research and development activities.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
9. RESEARCH AND DEVELOPMENT COSTS
        Research and development costs are as follows:

	For the three months ended March 31,
	2020	2019
	(€ thousand)
Research and development costs expensed during the period	139,517	153,944
Amortization of capitalized development costs	41,720	30,795
Total research and development costs	181,237	184,739

Research and development costs expensed during the period primarily relate to Formula 1 activities and research and development activities to support the innovation of our product range and components, and in particular, in relation to hybrid and electric technology. Research and developments costs for the three months ended March 31, 2020 are recognized net of technology incentives received.

10. OTHER EXPENSES/(INCOME), NET
        Other expenses, net for the three months ended March 31, 2020 included other expenses of €3,033 thousand, mainly related to provisions, indirect taxes and other miscellaneous expenses partially offset by other income of €903 thousand, mainly related to and other miscellaneous income.

Other income, net for the three months ended March 31, 2019 included other income of €10,818 thousand, mainly related to a change in estimate of the risk and related provision associated with a legal dispute, based on recent developments, as well as other miscellaneous income, partially offset by other expenses of €4,376 thousand, mainly related to provisions, indirect taxes and other miscellaneous expenses.

11. NET FINANCIAL EXPENSES

	For the three months ended March 31,
	2020	2019
	(€ thousand)
Financial income
Related to:
Industrial activities (A)	10,004	7,714
Financial services activities (reported within net revenues)	17,765	15,851

Financial expenses and expenses from derivative financial instruments and foreign currency exchange rate differences
Related to:
Industrial activities (B)	(23,080)	(14,428)
Financial services activities (reported within cost of sales)	(13,480)	(12,025)

Net financial expenses relating to industrial activities (A - B)	(13,076)	(6,714)

Net financial expenses primarily relate to net foreign exchange losses, including the net costs of hedging, as well as fair value gains and losses on financial assets and interest expenses on debt.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
12. INCOME TAX EXPENSE
        Income tax expense is as follows:

	For the three months ended March 31,
	2020	2019
	(€ thousand)
Current tax expense	21,330	36,038
Deferred tax expense	20,113	5,795
Taxes relating to prior periods	—	3,315
Total income tax expense	41,443	45,148

Income tax expense amounted to €41,443 thousand for the three months ended March 31, 2020 compared to €45,148 thousand for the three months ended March 31, 2019. Income taxes for the three months ended March 31, 2020 and 2019 benefited from the application of the Patent Box tax regime.

        The effective tax rate (net of IRAP) was 17.6 percent for the three months ended March 31, 2020 compared to 17.3 percent for the three months ended March 31, 2019.

        IRAP (current and deferred) for the three months ended March 31, 2020 and 2019 amounted to €5,073 thousand and €6,050 thousand, respectively. IRAP is only applicable to Italian entities and is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. IRAP is applied on the tax base at 3.9 percent for each of the three months ended March 31, 2020 and 2019, respectively.

        Deferred tax assets and liabilities of the individual consolidated companies are offset within the interim consolidated statement of financial position when a legally enforceable right to offset exists.

13. EARNINGS PER SHARE
        Basic earnings per share
        Basic earnings per share is calculated by dividing the profit attributable to equity holders of Ferrari by the weighted average number of common shares in issue. The following table provides the amounts used in the calculation of basic earnings per share for the periods presented:

		For the three months ended March 31,
		2020	2019
Profit attributable to owners of the parent	€ thousand	166,004	178,285
Weighted average number of common shares	thousand	184,982	187,680
Basic earnings per share	€	0.90	0.95

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Diluted earnings per share
        For the three months ended March 31, 2020 and 2019, the weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the Group’s equity incentive plans. See Note 21 for additional details on the equity incentive plans.

        The following table provides the amounts used in the calculation of diluted earnings per share for the three months ended March 31, 2020 and 2019:

		For the three months ended March 31,
		2020	2019
Profit attributable to owners of the Company	€ thousand	166,004	178,285
Weighted average number of common shares for diluted earnings per share	thousand	185,578	188,478
Diluted earnings per share	€	0.90	0.95

14. INTANGIBLE ASSETS

	Balance at December 31, 2019	Additions	Amortization	Translation differences and other	Balance at March 31, 2020
	(€ thousand)
Intangible assets	837,938	68,279	(46,304)	(1,903)	858,010

Additions of €68,279 thousand for the three months ended March 31, 2020 primarily related to externally acquired and internally generated development costs for new and existing models.

15. PROPERTY, PLANT AND EQUIPMENT

	Balance at December 31, 2019	Additions	Disposals	Depreciation	Translation differences and other	Balance at March 31, 2020
	(€ thousand)
Property, plant and equipment	1,069,652	120,632	(216)	(50,274)	261	1,140,055

Additions of €120,632 thousand for the three months ended March 31, 2020 were mainly comprised of additions to advances and assets under construction, as well as plant, machinery and equipment, primarily related to car production and engine assembly lines (including those for models to be launched in future years), industrial tools used for the production of cars, and personalization programs.

At March 31, 2020 property plant and equipment included €67,680 thousand of right-of-use assets (€57,765 thousand at December 31, 2019). The following table summarizes the changes in the carrying amount of right-of-use assets for the three months ended March 31, 2020:

	Balance at December 31, 2019	Additions	Depreciation	Translation differences and other	Balance at March 31, 2020
	(€ thousand)
Right-of-use assets	57,765	14,898	(5,055)	72	67,680

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
For the three months ended March 31, 2020 depreciation of right-of use assets amounted to €5,055 thousand and interest expense on lease liabilities amounted to €262 thousand (€3,913 thousand and €250 thousand respectively for the three months ended March 31, 2019).

At March 31, 2020 the Group had contractual commitments for the purchase of property, plant and equipment amounting to €98,277 thousand (€105,335 thousand at December 31, 2019).

16. INVESTMENTS AND OTHER FINANCIAL ASSETS

The composition of investments and other financial assets is as follows:

	At March 31, 2020	At December 31, 2019
	(€ thousand)
Investments accounted for using the equity method	31,287	30,012
Other securities and financial assets	5,529	8,704
Total investments and other financial assets	36,816	38,716

Investments accounted for using the equity method
        Investments accounted for using the equity method relate to the Group’s investment in FFS GmbH and changes during the period were as follows:

(€ thousand)
Balance at January 1, 2020	30,012
Proportionate share of net profit for the period from January 1, 2020 to March 31, 2020	1,276
Other changes	(1)
Balance at March 31, 2020	31,287

Other securities and financial assets
        Other securities and financial assets primarily include Series C Liberty Formula One shares (the “Liberty Media Shares”) of Liberty Media Corporation, the group responsible for the promotion of the Formula 1 World Championship. The Liberty Media Shares are measured at fair value and amounted to €4,488 thousand at March 31, 2020 (€7,674 thousand at December 31, 2019).

17. INVENTORIES

	At March 31, 2020	At December 31, 2019
	(€ thousand)
Raw materials	104,395	85,155
Semi-finished goods	100,459	91,119
Finished goods	199,121	243,777
Total inventories	403,975	420,051

The amount of inventory write-downs recognized as an expense within cost of sales was €6,389 thousand and €5,899 thousand for the three months ended March 31, 2020 and 2019, respectively.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
18. CURRENT RECEIVABLES AND OTHER CURRENT ASSETS

	At March 31, 2020	At December 31, 2019
	(€ thousand)
Receivables from financing activities	978,291	966,448
Trade receivables	263,524	231,439
Current tax receivables	15,215	21,078
Other current assets	121,279	92,830
Total	1,378,309	1,311,795

Receivables from financing activities
        Receivables from financing activities are as follows:

	At March 31, 2020	At December 31, 2019
	(€ thousand)
Client financing	962,093	950,842
Dealer financing	16,198	15,606
Total	978,291	966,448

Receivables from financing activities relate to the financial services portfolio in the United States and are generally secured on the title of cars or other guarantees.

19. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES

	At March 31, 2020	At December 31, 2019
	(€ thousand)
Financial derivatives	22,668	9,423
Other financial assets	1,210	1,986
Current financial assets	23,878	11,409

        The following table provides the analysis of derivative assets and liabilities at March 31, 2020 and December 31, 2019.

	At March 31, 2020		At December 31, 2019
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedge:
Foreign currency derivatives	21,642	(19,795)	8,039	(14,547)
Interest rate caps	119	—	87	—
Total cash flow hedges	21,761	(19,795)	8,126	(14,547)
Other foreign currency derivatives	907	(802)	1,297	(244)
Derivatives assets/(liabilities)	22,668	(20,597)	9,423	(14,791)

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
At March 31, 2020 and December 31, 2019, substantially all foreign currency derivatives had a maturity of twelve months or less.
        Foreign currency derivatives that do not meet the requirements to be recognized as cash flow hedges are presented as other foreign currency derivatives.

Interest rate caps relate to derivative instruments required as part of certain securitization agreements.

20. EQUITY
Share capital
        At March 31, 2020 the fully paid up share capital of the Company was €2,573 thousand, consisting of 193,923,499 common shares and 63,349,112 special voting shares, all with a nominal value of €0.01 (€2,573 thousand at December 31, 2019 consisting of 193,923,499 common shares and 63,349,111 special voting shares, all with a nominal value of €0.01). At March 31, 2020, the Company held in treasury 9,170,043 common shares and 2,190 special voting shares, while at December 31, 2019 the Company held in treasury 8,640,176 common shares and 2,190 special voting shares. The increase in common shares held in treasury primarily reflects the repurchase of shares by the Company through its share repurchase program, partially offset by shares assigned under the Group’s equity incentive plans. As of March 30, 2020 the Company elected to temporarily suspend its share repurchase program.
        The following table summarizes the changes in the number of outstanding common shares and outstanding special voting shares of the Company for the three months ended March 31, 2020:

	Common Shares	Special Voting Shares	Total
Balance at December 31, 2019	185,283,323	63,346,921	248,630,244
Shares repurchased under share repurchase program(1)	(819,483)	—	(819,483)
Shares assigned under equity incentive plans(2)	284,050	—	284,050
Other changes	—	1	1
Balance at March 31, 2020	184,747,890	63,346,922	248,094,812
_______________________________________
(1) Includes shares repurchased under the share repurchase program between January 1, 2020 and March 31, 2020 based on the transaction trade date, for a total consideration of €119,771 thousand, including transaction costs.
(2) On March 16, 2020, 366,199 common shares, which were previously held in treasury, were assigned to participants of the equity incentive plans as a result of the vesting of certain performance share unit and retention restricted share unit awards. On March 17, 2020, the Company purchased 82,149 common shares, for a total consideration of €10,022 thousand, from a group of those employees who were assigned shares in order to cover the individual’s taxable income as is standard practice (“Sell to Cover”) in an over-the-counter transaction. See Note 21 “Share-Based Compensation” for additional details relating to the Group’s equity incentive plans.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

        Other comprehensive income/(loss)

        The following table presents other comprehensive income/(loss):

	For the three months ended March 31,
	2020	2019
	(€ thousand)
Gains/(Losses) on cash flow hedging instruments arising during the period	4,431	(17,051)
Losses on cash flow hedging instruments reclassified to the consolidated income statement	3,755	2,535
Gains/(Losses) on cash flow hedging instruments	8,186	(14,516)
Exchange differences on translating foreign operations arising during the period	2,711	3,307
Total items that may be reclassified to the consolidated income statement in subsequent periods	10,897	(11,209)
Total other comprehensive income/(loss)	10,897	(11,209)
Related tax impact	(2,521)	4,034
Total other comprehensive income/(loss), net of tax	8,376	(7,175)

Gains and losses on cash flow hedging instruments relate to changes in the fair value of derivative financial instruments used for cash flow hedging purposes.
The tax effects relating to other comprehensive income/(loss) are as follows:

	For the three months ended March 31,
	2020			2019
	Pre-tax balance	Tax impact	Net balance	Pre-tax balance	Tax impact	Net balance
	(€ thousand)
Gains/(Losses) on cash flow hedging instruments	8,186	(2,521)	5,665	(14,516)	4,034	(10,482)
Exchange gains on translating foreign operations	2,711	—	2,711	3,307	—	3,307
Total other comprehensive income/(loss)	10,897	(2,521)	8,376	(11,209)	4,034	(7,175)

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
21. SHARE-BASED COMPENSATION

Equity Incentive Plan 2016-2020

        During the first quarter of 2020, 213,020 performance share units (“PSUs”) vested based on the achievement of the defined performance conditions for the period from 2016 to 2019 and 31,510 retention restricted share units (“RSUs”) vested based on the achievement of the related service conditions. As a result, 329,735 common shares, which were previously held in treasury, were assigned to participants of the plan. The number of shares assigned was greater than the number of awards that vested as a result of the Group’s level of achievement against the defined performance conditions. See Note 21 “Share-Based Compensation” to the Consolidated Financial Statements for further details relating to the Equity Incentive Plan 2016-2020.

Equity Incentive Plan 2019-2021

During the first quarter of 2020, 17,572 PSUs vested based on the achievement of the defined performance conditions for 2019 and 18,892 RSUs vested based on the achievement of the related service conditions. As a result, a 36,464 common shares, which were previously held in treasury, were assigned to participants of the plan. See Note 21 “Share-Based Compensation” to the Consolidated Financial Statements for further details relating to the Equity Incentive Plan 2019-2021.

Equity Incentive Plan 2020-2022

        Under a new equity incentive plan approved in 2020, 60,089 PSUs and 47,513 RSUs, which each represent the right to receive one Ferrari common share, were awarded to the Executive Chairman, members of the Senior Management Team (“SMT”) and other key members of the Group (“Equity Incentive Plan 2020-2022”). The PSUs and RSUs cover a three-year performance period from 2020 to 2022.

Equity Incentive Plan 2020-2022 - Performance Share Units (PSUs)

        The vesting of the PSUs is based on the achievement of defined key performance indicators relating to: i) a total shareholder return (“TSR”) ranking, ii) an EBITDA target, and iii) innovation targets, which will each be settled independently of the others targets. The total number of shares that will be assigned upon vesting of the PSUs will depend on the level of achievement of the targets. The PSUs vest in 2023.

        Of the total number of PSU awards, 50 percent vest based on the achievement of the TSR ranking of Ferrari compared to an industry specific peer group of eight, including the Company, (the “Peer Group”):

Ferrari TSR Ranking	Payout Ratio
1	150%
2	120%
3	100%
4	75%
5	50%
>5	0%
The defined Peer Group is as follows:

Ferrari	Aston Martin	Burberry	Hermes
Kering	LVMH	Moncler	Richemont

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Of the total number of PSU awards, 30 percent vest based on the achievement of an EBITDA target determined by comparing Adjusted EBITDA to the Adjusted EBITDA targets derived from the Group’s business plan:

Actual Adjusted EBITDA Compared to Business Plan	Payout Ratio
+10%	140%
+5%	120%
Business Plan Target	100%
-5%	80%
<-5%	0%
        Of the total number of PSU awards, 20 percent vest based on the achievement of defined objectives for technological innovation and the development of the new model pipeline over the performance period.
        The performance period for the PSUs commenced on January 1, 2020. The fair value of the awards used for accounting purposes was measured at the grant date using a Monte Carlo Simulation model. The fair value of the PSUs that were awarded is €136.06 per share. The key assumptions utilized to calculate the grant-date fair values for these awards are summarized below:

Key Assumptions
Grant date share price	€142.95
Expected volatility	26.6%
Dividend yield	0.8
Risk-free rate	0%
        The expected volatility was based on the observed volatility of the Peer Group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.
        At March 31, 2020 none of the PSU awards were forfeited or vested.
Equity Incentive Plan 2020-2022 - Retention Restricted Share Units (RSUs)
        The vesting of the RSUs is conditional on the recipients continued employment with the Company at the time of vesting. The RSUs vest in 2023. The fair value of the RSUs awarded is €139.39 per share.
        At March 31, 2020 none of the RSU awards were forfeited or vested.
Outstanding share awards

For the three months ended March 31, 2020, changes in the outstanding number of PSU and RSU share awards under the Group’s equity incentive plans are as follows:

	Outstanding PSU Awards	Outstanding RSU Awards
Balance at December 31, 2019	598,719	171,145
Granted(1)	60,089	47,513
Vested(2)	(230,592)	(50,402)
Balance at March 31, 2020	428,216	168,256
_____________________________________
(1)  Granted under the Equity Incentive Plan 2020-2022
(2)  Vested under the Equity Incentive Plan 2016-2020 and the Equity Incentive Plan 2019-2021

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Share-based compensation expense

For the three months ended March 31, 2020 and 2019, the Company recognized €3,859 thousand and €4,657 thousand, respectively, as share-based compensation expense and an increase to other reserves in equity in relation to the PSU awards and RSU awards of the Group’s equity incentive plans. At March 31, 2020, unrecognized compensation expense amounted to €27,246 thousand and will be recognized over the remaining vesting periods through 2022.

22. PROVISIONS
        Provisions are as follows:

	At March 31, 2020	At December 31, 2019
	(€ thousand)
Warranty and recall campaigns provision	107,383	107,811
Legal proceedings and disputes	25,175	27,097
Other risks	26,256	30,664
Total provisions	158,814	165,572

The provision for other risks primarily relates to disputes and matters which are not subject to legal proceedings, including contract-related disputes with suppliers, employees and other parties, as well as environmental risks.
        Movements in provisions are as follows:

	Balance at December 31, 2019	Additional provisions	Utilization	Translation differences and other	Balance at March 31, 2020
	(€ thousand)
Warranty and recall campaigns provision	107,811	7,084	(7,630)	118	107,383
Legal proceedings and disputes	27,097	—	(1,978)	56	25,175
Other risks	30,664	2,551	(7,258)	299	26,256
Total provisions	165,572	9,635	(16,866)	473	158,814

23. DEBT

	Balance at December 31, 2019	Proceeds from borrowings	Repayments of borrowings	Interest accrued/(paid) and other changes(*)	Translation differences	Balance at March 31, 2020
	(€ thousand)
Bonds and notes	1,185,470	—	—	(5,539)	—	1,179,931
Asset-backed financing (Securitizations)	788,269	76,281	(49,523)	(250)	20,173	834,950
Lease liabilities	60,496	—	(3,379)	14,898	67	72,082
Borrowings from banks	32,946	—	—	(3)	790	33,733
Other debt	22,556	7,730	(9,881)	—	531	20,936
Total debt	2,089,737	84,011	(62,783)	9,106	21,561	2,141,632
_______________________________________
(*) Other changes in lease liabilities relates entirely to non-cash movements for the recognition of additional lease liabilities in accordance with IFRS 16.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Bonds

        2023 Bond

        On March 16, 2016, the Company issued 1.5 percent coupon notes due March 2023, having a principal of €500 million. The bond was issued at a discount for an issue price of 98.977 percent, resulting in net proceeds of €490,729 thousand after the debt discount and issuance costs. The net proceeds were used, together with additional cash held by the Company, to fully repay a €500 million bank loan. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange. Following a cash tender offer, on July 16, 2019 the Company executed the repurchase of these notes for an aggregate nominal amount of €115,395 thousand. The amount outstanding at March 31, 2020 of €381,706 thousand includes accrued interest of €240 thousand (€385,776 thousand including €4,567 thousand of accrued interest at December 31, 2019).

        2021 Bond

On November 16, 2017, the Company issued 0.25 percent coupon notes due January 2021, having a principal of €700 million. The bond was issued at a discount for an issue price of 99.557 percent, resulting in net proceeds of €694,172 thousand after the debt discount and issuance costs. The net proceeds were primarily used to repay a €700 million bank loan. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange. Following a cash tender offer, on July 16, 2019 the Company executed the repurchase of these notes for an aggregate nominal amount of €200,000 thousand. The amount outstanding at March 31, 2020 of €499,215 thousand includes accrued interest of €260 thousand (€499,824 thousand including €1,199 thousand of accrued interest at December 31, 2019).

2029 and 2031 Notes

On July 31, 2019, the Company issued 1.12 percent senior notes due August 2029 (“2029 Notes”) and 1.27 percent senior notes due August 2031 (“2031 Notes”) through a private placement to certain US institutional investors, each having a principal of €150 million. The net proceeds from the issuances amounted to €298,316 thousand and are primarily used for general corporate purposes, including the funding of capital expenditures.

The amount outstanding of the 2029 Notes at March 31, 2020 was €149,491 thousand, including accrued interest of €280 thousand (€149,891 thousand including accrued interest of €700 thousand at December 31, 2019). The amount outstanding of the 2031 Notes at March 31, 2020 was €149,519 thousand, including accrued interest of €318 thousand (€149,979 thousand including accrued interest of €794 thousand at December 31, 2019).

Asset-backed financing (Securitizations)

        As a means of diversifying its sources of funds, the Group sells certain of its receivables originated by its financial services activities in the US through asset-backed financing or securitization programs (the terms asset-backed financing and securitization programs are used synonymously throughout this document), without transferring the risks typically associated with such receivables. As a result, the receivables sold through securitization programs are still consolidated until collection from the customer. As of March 31, 2020, the following revolving securitization programs were in place:

•revolving securitization program for funding of up to $600 million by pledging retail financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 65 basis points. As of March 31, 2020 total proceeds net of repayments from the sales of financial receivables under the program were $589 million ($547 million at December 31, 2019). The securitization agreement requires the maintenance of an interest rate cap. The program is subject to renewal in December 2020.

•revolving securitization program for funding of up to $250 million by pledging leasing financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 65 basis points. As of March 31, 2020, total proceeds net of repayments from the sales of financial receivables under the program were $234 million ($238 million at December 31, 2019).The securitization agreement requires the maintenance of an interest rate cap. The program is subject to renewal in October 2020.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
•revolving securitization program for funding of up to $135 million by pledging credit lines to Ferrari customers secured by personal vehicle collections and personal guarantees in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 115 basis points. As of March 31, 2020 total proceeds net of repayments from the sales of financial receivables under the program were $92 million ($101 million at December 31, 2019). The program is subject to renewal in March 2021.

        The funding limits of the revolving securitization programs have been progressively increased since inception as the related receivables portfolios have increased.

        Cash collected from the settlement of receivables or credit lines pledged as collateral under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €50,943 thousand at March 31, 2020 (€27,524 thousand at December 31, 2019).

Lease liabilities

        The Group recognizes lease liabilities in relation to right-of-use assets in accordance with IFRS 16 - Leases. As of March 31, 2020 lease liabilities amounted to €72,082 thousand (€60,496 thousand at December 31, 2019).

Borrowings from banks

        Borrowings from banks at March 31, 2020 mainly relate to financial liabilities of FFS Inc to support financial services activities, and in particular (i) €31,998 thousand (€31,211 thousand at December 31, 2019) relating to a U.S. Dollar denominated credit facility for up to $50 million (drawn down for $35 million at March 31, 2020) and bearing interest at LIBOR plus a range of between 60 and 65 basis points; (ii) other borrowings from banks of €1,735 thousand (€1,735 thousand at December 31, 2019) relating to various short and medium term credit facilities.

Revolving credit facility

        In December 2019, a previously held, undrawn revolving credit facility was cancelled and replaced with a new €350 million unsecured committed revolving credit facility (the “RCF”), which is intended for general corporate and working capital purposes. The RCF has a 5 year-tenor with two further one-year extension options, exercisable on the first and second anniversary of the signing date on the Company’s request and the approval of each participating bank. At March 31, 2020 and December 31, 2019 the RCF was undrawn.

Other debt

        Other debt mainly relates to other funding for operating activities of the Group.

24. OTHER LIABILITIES
        An analysis of other liabilities is as follows:

	At March 31, 2020	At December 31, 2019
	(€ thousand)
Deferred income	379,249	275,439
Advances and security deposits	275,557	348,899
Accrued expenses	106,195	85,965
Payables to personnel	32,807	28,272
Social security payables	27,638	20,334
Other	58,917	41,106
Total other liabilities	880,363	800,015

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Deferred income primarily includes amounts received under maintenance and warranty programs of €223,749 thousand at March 31, 2020 and €219,209 thousand at December 31, 2019, which are deferred and recognized as net revenues over the length of the maintenance program. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group.
        Advances and security deposits at March 31, 2020 and at December 31, 2019 primarily include advances received from clients for the purchase of our hypercars, limited edition cars, and Icona cars. Upon shipment of such cars, the advances are recognized as revenue. The decrease primarily relates to shipments of the Ferrari Monza SP1 and SP2.

25. TRADE PAYABLES
        Trade payables of €664,239 thousand at March 31, 2020 (€711,539 thousand at December 31, 2019) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

26. FAIR VALUE MEASUREMENT
        IFRS 13 establishes a three level hierarchy for the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

        Levels used in the hierarchy are as follows:

        Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

        Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly or indirectly.

        Level 3 inputs are unobservable inputs for the assets and liabilities.

        Assets and liabilities that are measured at fair value on a recurring basis

        The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at March 31, 2020 and at December 31, 2019:

		At March 31, 2020
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets - Liberty Shares	16	4,488	—	—	4,488
Current financial assets	19	—	22,668	—	22,668
Total assets		4,488	22,668	—	27,156
Other financial liabilities	19	—	20,597	—	20,597
Total liabilities		—	20,597	—	20,597

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

		At December 31, 2019
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets - Liberty Shares	16	7,674	—	—	7,674
Current financial assets	19	—	9,423	—	9,423
Total assets		7,674	9,423	—	17,097
Other financial liabilities	19	—	14,791	—	14,791
Total liabilities		—	14,791	—	14,791

There were no transfers between fair value hierarchy levels for the periods presented.
        The fair value of current financial assets and other financial liabilities relates to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using valuation techniques widely accepted in the financial business environment. In particular, the fair value of foreign currency derivatives (forward contracts, currency swaps and options) and interest rate caps is determined by taking the prevailing foreign currency exchange rate and interest rates, as applicable, at the balance sheet date.
        The par value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of bank current accounts.

         Assets and liabilities not measured at fair value on a recurring basis
        For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, the Group assumes that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of current receivables and other current assets and of trade payables and other liabilities approximates their fair value.
        The following table represents carrying amount and fair value for the most relevant categories of financial assets and financial liabilities not measured at fair value on a recurring basis:

		At March 31, 2020		At December 31, 2019
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ thousand)
Receivables from financing activities	18	978,291	978,291	966,448	966,448
Total assets		978,291	978,291	966,448	966,448
Debt	23	2,141,632	2,141,225	2,089,737	2,103,871
Total liabilities		2,141,632	2,141,225	2,089,737	2,103,871

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
27. RELATED PARTY TRANSACTIONS
        Pursuant to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, Fiat Chrysler Automobiles N.V. ("FCA", and together with its subsidiaries, the "FCA Group"), companies belonging to the FCA Group, Exor N.V. ("Exor", and together with its subsidiaries, the "Exor Group"), companies belonging to the Exor Group, unconsolidated subsidiaries of the Group, associates and joint ventures. In addition, members of Ferrari Group Board of Directors, Board of Statutory Auditors and executives with strategic responsibilities and their families are also considered related parties.
         The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of a commercial nature and, in particular, these transactions relate to:
        Transactions with FCA Group companies
•the sale of engines and car bodies to Maserati S.p.A. (“Maserati”) which is controlled by the FCA Group;
•the purchase of engine components for the use in the production of Maserati engines from FCA US LLC, which is controlled by FCA Group;
•a technical cooperation, starting from November 2019, between the Group and FCA Group with the aim to enhance the quality and competitiveness of their respective products, while reducing costs and investments;
•transactions with other FCA Group companies, mainly relating to the services provided by FCA Group companies, including human resources, payroll, tax, customs and procurement of insurance coverage and sponsorship revenues;

        Transactions with Exor Group companies

•the Group incurs rental costs from Iveco Group companies related to the rental of trucks used by the Formula 1 racing team;
•the Group earns sponsorship revenue from Iveco S.p.A.

        Transactions with other related parties

•the purchase of components for Formula 1 racing cars from COXA S.p.A.;
•consultancy services provided by HPE S.r.l.;
•sponsorship agreement relating to Formula 1 activities with Ferretti S.p.A.;
•sale of cars to certain members of the Board of Directors of Ferrari N.V. and Exor.

        In accordance with IAS 24, transactions with related parties also include compensation to Directors, the Audit Committee and managers with strategic responsibilities.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
        The amounts of transactions with related parties recognized in the consolidated income statement are as follows:

	For the three months ended March 31,
	2020			2019
	Net revenues	Costs (1)	Net financial expenses	Net revenues	Costs (1)	Net financial expenses
	(€ thousand)
FCA Group companies
Maserati	18,219	377	—	40,201	709	—
FCA US LLC	—	3,790	—	—	4,460	—
Magneti Marelli (2)	—	—	—	263	8,536	—
Other FCA Group companies	1,828	1,353	542	4,592	956	332
Total FCA Group companies	20,047	5,520	542	45,056	14,661	332
Exor Group companies (excluding the FCA Group)	56	71	1	70	142	—
Other related parties	12	2,939	4	15	3,006	10
Total transactions with related parties	20,115	8,530	547	45,141	17,809	342
Total for the Group	932,197	531,945	13,076	940,062	523,838	6,714
______________________________
(1) Costs include cost of sales, selling, general and administrative costs and other expenses, net.
(2) FCA completed the sale of Magneti Marelli on May 2, 2019, following which Magneti Marelli (which subsequently operates under the name “Marelli”) is no longer a related party.

Non-financial assets and liabilities originating from related party transactions are as follows:

	At March 31, 2020				At December 31, 2019
	Trade receivables	Trade payables	Other current assets	Other liabilities	Trade receivables	Trade payables	Other current assets	Other liabilities
	(€ thousand)
FCA Group companies
Maserati	44,887	3,505	—	22,253	48,617	5,449	—	21,821
FCA US LLC	—	5,274	—	—	—	4,636	—	—
Other FCA Group companies	908	3,449	150	302	1,165	3,598	203	581
Total FCA Group companies	45,795	12,228	150	22,555	49,782	13,683	203	22,402
Exor Group companies (excluding the FCA Group)	56	38	182	154	350	9	237	207
Other related parties	114	2,290	900	1,603	147	2,565	1,295	1,835
Total transactions with related parties	45,965	14,556	1,232	24,312	50,279	16,257	1,735	24,444
Total for the Group	263,524	664,239	121,279	880,363	231,439	711,539	92,830	800,015

        There were no financial assets or financial liabilities originating from related party transactions at March 31, 2020 or December 31, 2019.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
28. ENTITY-WIDE DISCLOSURES
        The following table presents an analysis of net revenues by geographic location of the Group’s customers for the three months ended March 31, 2020 and 2019:

	For the three months ended March 31,
	2020	2019

Italy	77,641	90,504
Other EMEA	436,587	393,944
Americas (1)	271,722	231,352
Mainland China, Hong Kong and Taiwan	22,315	130,280
Rest of APAC (2)	123,932	93,982
Total net revenues	932,197	940,062
______________________________
(1) Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(2) Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia.

The Group had an average number of employees of 4,392 and 4,040 for the three months ended March 31, 2020 and 2019, respectively.

Depreciation amounted to €50,274 thousand and €43,970 thousand for the three months ended March 31, 2020 and 2019, respectively.

Amortization amounted to €46,304 thousand and €34,439 thousand for the three months ended March 31, 2020 and 2019, respectively.

29. SUBSEQUENT EVENTS
        The Group has evaluated subsequent events through May 4, 2020, which is the date the Interim Condensed Consolidated Financial Statements were authorized for issuance, and identified the following matters:

On April 1, 2020, the Company announced the temporary suspension of its multi-year share repurchase program in its Third Tranche (with €154 million executed out of a total of €200 million) and, consequently, the early termination of its non-discretionary share repurchase agreement in place.

On April 16, 2020 at the Annual General Meeting, the Shareholders of the Company approved a dividend in cash of €1.13 per outstanding common share, corresponding to a total dividend amount of €210 million. The dividend is to be paid on May 5, 2019.

During April 2020, the Group secured committed credit lines for an aggregate of €350 million, doubling the Group’s committed credit lines available and undrawn to €700 million compared to March 31, 2020. The new credit lines have tenors ranging from 18 to 24 months.

In line with the Italian government’s plan to ease restrictions on business activities, implemented as a result of the COVID-19 pandemic, Ferrari will gradually restart production at its Maranello and Modena plants on May 4, with full production expected by May 8. All business activities that are currently being performed through remote working arrangements will continue to operate in this manner.